Exhibit (a)(1)(E)

FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN

THE EXCHANGE OFFER CONFIRMING RECEIPT OF ELECTION FORM

Date:
To:
From:	Winn-Dixie Stores, Inc.
Re:	Confirmation of Receipt of Election Form

This message confirms that we have received your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept all of your Eligible Option Grants elected for exchange, subject to the terms and conditions set forth in the exchange offer, promptly following the Expiration Date, which we expect will be at 11:59 p.m., Eastern Time, on December 8, 2009 (or a later Expiration Date if we extend the offer).

Unless you withdraw your tendered Eligible Option Grants by providing us a properly completed and signed Notice of Withdrawal before the Expiration Date, we will cancel all of your Eligible Option Grants in exchange for a New Option Grant. If you do not withdraw your tendered Eligible Option Grants and we accept your Eligible Option Grants for exchange, promptly following the expiration of this exchange offer we will provide you with a “confirmation letter” confirming that your Eligible Option Grants have been accepted for exchange and have been cancelled. Your Election Form may be revoked at any time by delivering a properly completed and signed Notice of Withdrawal bearing a later date so long as we receive it before the expiration of the exchange offer.

You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form, or other documents relating to this exchange offer) to Teri Podsiadlik by hand, by facsimile to (904) 783-5558, by regular or overnight mail to Winn-Dixie, Attention: Teri Podsiadlik, 5050 Edgewood Court, Jacksonville, Florida 32254-3699, or by e-mail to TeriPodsiadlik@winn-dixie.com.